Filed pursuant to Rule 433

Registration Statement No. 333-220694

Relating to Preliminary Prospectus Supplement dated January 23, 2019

Republic of Colombia

Final Term Sheet

U.S. $500,000,000 4.500% Global Bonds due 2029

Issuer:	Republic of Colombia (“Republic”)

Transaction:	4.500% Global Bonds due 2029 (“2029 Global Bonds”)

Expected Issue Ratings*:	Baa2 / BBB-/ BBB (Moody’s, negative / S&P, stable / Fitch, stable)

Format:	SEC Registered

Principal Amount:	U.S. $500,000,000

Reopening:	The bonds constitute a further issuance of, and will form a single series with, the U.S. $1,500,000,000 aggregate principal amount of the Republic’s 4.500% Global Bonds due 2029 issued on October 12, 2018.

Pricing Date:	January 23, 2019

Settlement Date:	January 28, 2019 (T+3)

Make-Whole Call:	Prior to December 15, 2028 at a discount rate of Treasury Yield plus 20 basis points

Par Call:	On and after December 15, 2028 (three months before the maturity date) redeemable at 100.000%

Maturity Date:	March 15, 2029

Interest Payment Dates:	March 15 and September 15 of each year, commencing March 15, 2019, to the holders of record on March 1 and September 1 preceding each payment date

Benchmark Treasury:	3.125% UST due November 15, 2028

Benchmark Treasury Price and Yield:	103.7+ and 2.746%

Spread to Benchmark Treasury:	+170 bps

Yield to Maturity:	4.446%

Coupon:	4.500%

Price to Public:	100.429% not including accrued interest

Proceeds (before underwriting discount and expenses) to Issuer:	U.S. $508,770,000, which includes accrued interest totaling U.S. $6,625,000 from October 12, 2018 to January 28, 2019, plus accrued interest, if any, from January 28, 2019

Day Count:	30/360

Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof

Listing and Trading:	Application will be made to list the 2029 Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Joint Book-Running Managers:	BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/917142/000119312519014482/d681968d424b3.htm

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.

CUSIP/ISIN:	195325DP7/US195325DP79

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at +1-800-854-5674, Merrill, Lynch, Pierce, Fenner & Smith Incorporated toll-free at +1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at +1-800-624-1808.

No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.